Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Current Report filed on Form 8-K of our report dated March 5, 2010, except with respect to our opinion on the consolidated financial statements insofar as it relates to inclusion of segment information discussed in Note 19, correction of errors discussed in Note 23, inclusion of net income per share data discussed in Note 3, as to which the date is September 8, 2010, change in company name discussed in Note 1, as to which the date is November 16, 2010, and subsequent events discussed in Note 24, as to which the date is December 16, 2010, relating to the financial statements of Targa Resources Corp. (formerly Targa Resources Investments Inc.), which appears in this Current Report.
/s/PricewaterhouseCoopers LLP
Houston, Texas
December 16, 2010